

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 16, 2007

Via Mail and Fax

Richard D. Parsons
Chairman and Chief Executive Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

>   **RE: Time Warner Inc.**
>   **Form 10-K: For the Year Ended December 31, 2006**
>   **File Number: 001-15062**

Dear Mr. Parsons:

        We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 64
Evaluation of Disclosure Controls and Procedures, page 64

1. Your conclusion with respect to the disclosure controls and procedures appears to be qualified in that the language used does not fully embody the definition of such as provided in the Exchange Act. Please represent to us, and revise your disclosure to state if true, that your disclosure controls and procedures are effective to "ensure that information required to be disclosed in reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within time periods specified in SEC rules and forms" and that "information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding the required disclosure," and not just in regard to "material information." If your disclosure controls and procedures were qualified with respect to any aspect of its definition, tell us and disclose the associated facts and circumstances.

2. Also, your disclosure is not clear in regard to whether you have disclosure controls and procedures in place for investments in unconsolidated entities and the effectiveness of such that may be in place. Please represent to us and disclose in specific terms whether you have disclosure controls and procedures in place for investments in unconsolidated entities and your conclusion with respect to their effectiveness. If the effectiveness is qualified, please tell us and disclose the facts and circumstances. Clarify if effectiveness is qualified with respect to only "certain" of these investments as you have disclosed, and if so, tell us and disclose why this is the case and which investments are affected.

Management's Discussion and Analysis …, page 72
Results of Operations, page 86
2006 vs. 2005, page 92
Consolidated Results, page 92

3. The use of "Operating Income before Depreciation and Amortization" on a consolidated basis appears to be an impermissible non-GAAP financial measure. Refer to question 21 of the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003. In this regard, please remove all disclosure associated with such consolidated measure and related reconciliations, and limit disclosure of this measure in MD&A to discussions with respect to individual segments only in conformity with the segment disclosures in your notes to the financial statements.

Financial Condition and Liquidity, page 122
Cash Flows, page 125
Operating Activities, page 126

4. The table herein should not begin with the non-GAAP measure "Operating Income before Depreciation and Amortization." Please revise the table and disclosure related to the table accordingly.

Notes to Consolidated Financial Statements, page 157
Note 1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, page 157
Description of Business, page 157

5. Please explain to us the effect of the conversion of America Online, Inc. to a limited liability company on your deferred taxes, and where the effect is reported. Refer to paragraph 28 of FAS 109.

Note 4. Business Acquisitions and Dispositions, page 182
Sale of AOL's European Access Businesses, page 183

6. We note that you recently completed the sales of AOL's French, U.K., and German access businesses and that you also contemporaneously entered into separate agreements to provide ongoing web services to the purchasers of these businesses. Please provide us the following information with regard to these transactions:
    (a) the length of each service agreement including the terms of any renewal options;
    (b) the amount of revenue expected to be derived (and underlying direct costs expected to be incurred) by you for each service agreement on an annualized basis and the method in which the revenue will be determined;
    (c) a brief analysis of the feasibility of other providers providing the same web services to the purchasers of the businesses and how the sales price to the purchasers from the other providers would compare to the sales price under the executed service agreements;
    (d) whether AOL would have sold these businesses without the purchasers entering into service agreements;
    (e) a brief discussion of the feasibility of AOL selling these businesses together with a web services component so that there would not be a need for the purchasers to seek out web services from other providers; and
    (f) a copy of the valuation analysis referred to in the critical accounting policies section of your filing.

The WB Network, page 185

7. Please explain to us why your determination of the beginning basis for your 50% interest in The CW is appropriate. As part of your response, tell us whether your cost basis is the lesser of the fair value or the carrying amount of the assets contributed. In addition, explain to us why you included goodwill as part of the cost basis of the joint venture. The basis for your inclusion is unclear since the goodwill is related to operations of a network that "ceased." In this regard, identify the accounting guidance relied upon in support of your view that The CW is the successor to The WB and explain to us how the goodwill associated with your remaining interest in The WB is relevant to your investment in The CW.

8. In addition, please tell us the fair values (as agreed to by the joint venture partners) of the assets contributed to the joint venture by each of the partners, as well as the respective book values, and provide us with any underlying valuations and the joint venture agreement. With regard to the valuation of the assets you contributed to the joint venture, provide us a brief discussion of why the method of valuation was appropriate and explain whether the fact that The WB was non-operating at the time of its contribution impacted your selection of a method of valuation.

9. Please provide us a copy of the discounted cash flow analysis prepared in connection with the goodwill impairment and describe to us in specificity the facts and circumstances of the events that transpired between September 17, 2006 and your determination in late October 2006 that the goodwill was impaired.

Note 10. Income Taxes, page 198

10. Please explain to us the basis for the uncertainty regarding the future realization of deferred tax assets that justifies the valuation allowance recorded at December 31, 2006.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   ·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief

cc: Wayne H. Pace, Executive Vice President and Chief Financial Officer